

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-mail
Randy Mayor
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, AR 72032

Re: Home Bancshares, Inc.
Form 10-K for the period ended December 31, 2012
Filed March 4, 2013
Response dated June 11, 2013
File No. 000-51904

Dear Mr. Mayor:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2012 Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. On page 66, you disclose that all loans acquired in the 2010 FDIC-assisted acquisitions and the 2012 acquisitions of Heritage and Premier were deemed to be impaired loans. However, on page 104, you disclose that the acquisition of Heritage did not include any non-performing loans and that you acquired $135.8 million of performing loans. Please revise future filings to clarify your disclosure and/or explain how you determined that all acquired loans were deemed to be impaired. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Table 14: Analysis of Allowance for Loan Losses for Non-Covered Loans, page 72

2. We note your response to comment 6 in your letter dated June 11, 2013, and especially your statement that it is not your intention to make it appear that the discount for credit losses on acquired loans is available for credit losses on non-acquired loans. We do not believe aggregating the allowance for loan losses and the discount for credit losses on acquired loans and expressing the amount as a single credit metric is appropriate. Therefore, please remove this credit metric in future filings. We do not object to disclosing the information in the first two columns of the proposed Table 28.

Note 2. Business Combinations – Acquisition Premier Bank, page 106

3. We note your response to comment 7 in your letter dated June 11, 2013. Please revise future filings to disclose the contractually required payments receivable, the cash flows expected to be collected, and the fair value at the acquisition date in a tabular format for each acquisition during the periods presented. Refer to ASC 310-30-50-2a3 for additional information. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note 6. Allowance for Loan Losses, Credit Quality and Other, page 114

4. Please revise future filings to clarify your disclosure by presenting for each loan portfolio segment the balance of your allowance for loan losses and your recorded investment in financing receivables for loans acquired with deteriorated credit quality. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief